DEVOTION SPIRITS, INC.

Unaudited Financial Statements For The Periods Ended December 31, 2016 & 2015

September 6, 2017



Independent Accountant's Review Report

To Management
Devotion Spirits, Inc.
Red Bank, NJ

We have reviewed the accompanying balance sheet of Devotion Spirits, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 6, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DEVOTION SPIRITS, INC
BALANCE SHEET
DECEMBER 31, 2016 & 2015

ASSETS

CURRENT ASSETS	**2016**	**2015**
Cash	$ 13,770	$ 34,675
Accounts Receivable	556,427	401,304
Inventory	863,735	501,021
Loans to Shareholders	-	28,349
TOTAL CURRENT ASSETS	1,433,932	965,348
TOTAL ASSETS	1,433,932	965,348

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable & Accrued Expenses	284,901	448,054
Accrued Interest	67,351	43,823
Notes Payable- Current	12,000	12,000
Line of Credit	369,737	238,527
TOTAL CURRENT LIABILITIES	733,989	742,404
NON-CURRENT LIABILITIES		
Notes Payable- Noncurrent	2,017,000	29,000
TOTAL LIABILITIES	2,750,989	771,404
SHAREHOLDERS' EQUITY		
Preferred Stock (10,000,000 shares authorized; 8,474,102 and 7,956,700 shares issued and outstanding, respectively. No par value)	10,380,026	9,470,026
Common Stock (20,000,000 shares authorized; 5,000,000 shares issued and outstanding for both years. No par value)	27,500	27,500
Retained Earnings (Deficit)	(11,724,583)	(9,303,582)
TOTAL SHAREHOLDERS' EQUITY	(1,317,057)	193,944
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,433,932	$ 965,348

Unaudited- See accompanying notes.

DEVOTION SPIRITS, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income		
Sales	$ 3,341,894	$ 2,784,345
Cost of Goods Sold	(1,505,159)	(1,209,532)
Gross Profit	1,836,735	1,574,813
Operating Expense		
Territory Marketing	1,681,653	1,774,575
Payroll & Employee Benefits	1,336,854	1,012,436
Billback	527,202	599,659
Warehouse Logistics/Operations	309,864	301,393
Travel	159,363	81,386
Professional Fees	128,321	164,403
General & Administrative	101,595	108,338
State & Brand Taxes	9,547	6,217
Donations	3,000	11,828
Compliance Costs	337	5,150
	4,257,736	4,065,385
Net Income	$ (2,421,001)	$ (2,490,572)

DEVOTION SPIRITS, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (2,421,001)	$ (2,490,572)
Change in Accounts Receivable	(155,123)	(14,268)
Change in Inventory	(362,715)	(147,390)
Change in Accounts Payable & Accrued Expenses	(163,153)	157,078
Change in Accrued Interest	23,527	22,488
Net Cash Flows From Operating Activities	(3,078,464)	(2,472,664)
Cash Flows From Financing Activities		
Issuance of Preferred Stock	910,000	2,591,000
Change in Loan to Officer	28,349	-
Change in Related Party Loan- Current	-	(235,138)
Change in Related Party Loan- Noncurrent	1,988,000	(122,296)
Change in Line of Credit	131,210	238,527
Net Cash Flows From Financing Activities	3,057,559	2,472,093
Cash at Beginning of Period	34,675	35,246
Net Increase (Decrease) In Cash	(20,905)	(571)
Cash at End of Period	$ 13,770	$ 34,675

Unaudited- See accompanying notes.

DEVOTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 & 2015

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Devotion Spirits, Inc. (the "Company") is incorporated in California, where it holds a copyright for a sugar-free and gluten-free premium flavored vodka line in which it sells to various markets throughout the country.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, all highly liquid debt instruments purchased with maturities of three months or less are considered cash equivalents.

Accounts Receivable, Sales and Concentration of Credit Risk

The majority of the company's sales are credit sales. The Company's accounts receivable are unsecured.

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2016 and 2015 accounts receivable are considered by management to be fully collectible thus no allowance for doubtful accounts is provided for.

Inventories

Inventories consists of raw materials, and finished goods and is stated at the lower of cost or market (first-in, first-out method).

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2016 and 2015 were $38,791 and $34,366, respectively.

Interest Expense

The Company recognized approximately $23,527 and $26,393 of interest expense for fiscal years 2016 and 2015, respectively.

Revenue Recognition

Revenue is recognized when goods are shipped. Shipping and handling costs are included in Cost of Goods Sold.

Financial Instruments

All financial instruments are carried at amounts that approximate fair value.

Income Taxes

Devotion Spirits, Inc. is a "C" Corporation. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of California.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are provided for deferred tax assets based on management's projection of the sufficiency of future taxable income to realize the assets.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2016, and 2015, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes.

The Company's corporate tax returns are subject to examination by federal and state taxing authorities for three years from the date they were filed.

NOTE C- GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $2,421,001 during the year ended December 31, 2016. Whether and when the Company can attain profitability and positive cash flow is uncertain. These uncertainties cast significant doubt upon the Company's ability to continue as a going concern. Management of the Company is developing a plan to attain the necessary cash flow for operations through issuance of additional stock. The ability of the Company to continue as a going concern is dependent on the plan's success. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

NOTE D- INVENTORIES

Inventories consist of the following as of December 31:

	2016	2015
Raw materials	$ 698,236	$ 324,467
Finished goods	165,499	176,553
	$ 863,735	$ 501,020

NOTE E- INCOME TAXES

Income taxes consist of the following for the year ended December 31:

	2016	2015
Federal - deferred benefit	$ 848,200	$ 871,500
Valuation allowance	$ 848,200	$ 871,500
Total	$ -	$ -

The Company's deferred tax assets and deferred tax asset valuation allowance consist of the following at December 31:

	2016	2015
Deferred tax asset	$ 4,105,300	$ 3,257,100
Less: valuation allowance	$ 4,105,300	$ 3,257,100
Total	$ -	$ -

The Company accounts for income taxes whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes are related to the effects of federal income tax loss carryforwards. The Company had net operating loss carryforwards of approximately $11,730,000 which will expire as follows:

Year Ended December 31,	Amount
2031	$ 2,423,000
2030	2,490,000
2029	2,088,000
2028	1,857,000
2027	1,118,000
2026	1,027,000
2025	489,000
2024	238,000
Total	$ 11,730,000

Since the expected levels of taxable income in the foreseeable future are not sufficient enough to offset the current year and prior year losses, no benefit will be recognized. A valuation allowance has been provided for the deferred tax benefit recognized in the current and prior years.

The Company is no longer subject to examination by taxing authorities for tax years before 2013.

NOTE F- COMMITMENT AND CONTINGENCIES CONTRACTS

The Company has various contracts which appoint distributors as the exclusive distributor for all the products owned or represented by the Company in a defined territory.

NOTE G- STOCK TRANSACTIONS

The preferred stock holders will receive noncumulative dividends of $.09 per share when and as declared by the Board. In the event of liquidation, the preferred stockholders will receive a preference to the holders of common stock in an amount equal to the original purchase price.

Equity Incentive Plan

In 2015, the Company signed the 2015 Equity Incentive Plan of Devotion Spirits, Inc. Under the plan, incentive shares options, non-qualifying options and share awards may be granted to eligible directors, employees, and consultants. The Company authorized 1,500,000 shares of the 20,000,000 shares of common stock to be reserved for grants.

The exercise price of the incentive options granted shall be not less than 100% of the fair market value of the shares at the date of the grant. Any option granted to a shareholder possessing more than 10% of the voting power of the Company shall be exercisable within five years of the date it is granted. All other options shall be exercisable within ten years after the option is granted.

The purchase price under each restricted share purchase agreement shall be not less than 85% of the fair market value of the shares on the date the award is made or at the time the purchase is consummated.

On May 8, 2015, 2,959,609 options were granted at an exercise price of $1.76 per share. Each option would be converted into one share of common stock if exercised.

Stock Purchase Agreement

On April 7, 2015, a shareholder of the Company signed an agreement to purchase $2,000,000 of preferred stock in multiple tranches, at the fair market value at the date of the investment. During 2015 an additional investment of $1,987,000 was used to purchase approximately 1,135,000 shares of preferred stock.

NOTE H- RELATED PARTY TRANSACTIONS

The Company purchases materials from a company owned by a shareholder.

Transaction	2016	2015
Purchases	$ 34,102	$ 24,573
Accounts Payable	$ 4,911	$ 6,432

Loans to Shareholder

In 2015, there was a $28,349 balance due in the Loans to Shareholders Account recorded at cost that was paid off by 2016.

Note Payable

On April 29, 2015, the Company signed a note payable to a shareholder for $50,000. The noninterest bearing note will be paid in fifty monthly installments of $1,000 beginning May 15, 2015.

On May 1, 2016, the Company entered a borrowing arrangement with a shareholder. This Note states that the shareholder may designate in writing, in lawful money of the United States, the principal sum of up to three million dollars ($3,000,000.00) (the "Principal"), or such lesser amount as may be borrowed by the Company as an "Advance," together with interest accruing at an annual rate of four percent thereon (4%) (the "Balance"). The interest is to be calculated from each date that an Advance is drawn from the Principal and shall be paid in accordance with the terms of this Promissory Note. The entire balance is due and payable on May 1, 2021. The shareholder shall have the right, at any time or from time to time prior to the Maturity Date, to request additional funds to be drawn from the principal amount of this Note from the Company. As of December 31, 2016, there is a $2,000,000 balance on this related party note. Company shall be under no obligation to make an Advance, but the shareholder shall have the right to request additional funds to be drawn from the principal amount of this Note from the Company before the maturity date.

Employee Bonus Agreement

In 2015, the Company signed an agreement which will take place upon the occurrence of a change of control in the company whereby one of the employees of the Company who is also shareholder will receive a bonus of $1,360,000.

NOTE I- SUBSEQUENT EVENTS

Management has evaluated events subsequent to the end of the period but before September 6, 2017, the date that the financial statements were available to be issued.